Exhibit 99.3

Corporate Contact:
Andreas Michalopoulos
Chief Executive Officer, Director and Secretary
Telephone: +30-216-600-2400
Email: amichalopoulos@pshipping.com
Website: www.pshipping.com
For Immediate Release
Investor and Media Relations:
Edward Nebb
Comm-Counsellors, LLC
Telephone: + 1-203-972-8350
Email: enebb@optonline.net

PERFORMANCE SHIPPING INC. SIGNS SHIPBUILDING CONTRACTS FOR THE CONSTRUCTION OF 2 NEWBUILDING LNG-READY SCRUBBER FITTED TIER III LR2 TANKERS

ATHENS, GREECE, December 20, 2023 – Performance Shipping Inc. (NASDAQ: PSHG), (“we” or the “Company”), a global shipping company specializing in the ownership of tanker vessels, today announced that, through two separate wholly-owned subsidiaries, it has signed two shipbuilding contracts with China Shipbuilding Trading Co. Ltd. (“CSTC”) and Shanghai Waigaoqiao Shipbuilding Co. Ltd. (“SWS”) for the construction of two 114,000 DWT LNG-ready LR2 Aframax product/crude oil tanker vessels expected to be delivered in January and April of 2026, at a purchase price of US$64,845,000 per vessel, net of third-party commission. 15% of the purchase price is payable upon receipt of a refund guarantee; 10% of the purchase price is payable at each of the milestones of steel cutting, keel laying, and launching of the vessels, and the remaining 55% of the purchase price is payable upon the delivery of the vessels.

The vessels will be equipped with electronic main engines with high-pressure selective catalytic reactors (HPSCR) for Tier III (NOx Emissions) compliance, exhaust gas cleaning systems (EGCS – commonly referred to as scrubbers) for Tier II (NOx Emissions) compliance, and ballast water treatment systems (BWTS).

 Commenting on the contract, Andreas Michalopoulos, the Company’s Chief Executive Officer, stated:

“These shipbuilding contracts supplement the previous contract we entered into with SWS in March 2023 for a Tier III product/crude oil carrier scheduled for delivery around October 2025. The construction of these LNG-ready LR2 oil tankers, equipped with the latest high-specification engines and meeting stringent emission requirements, along with scrubbers and water ballast treatment systems, will take place at the largest and most reputable state-owned shipyard in China. Following the sale of our oldest, 2007 built, Aframax tankers, M/T P. Fos in October 2022 and M/T P. Kikuma in November 2023, the Company is now poised to take delivery of three identical “sister” vessels in late 2025 through early 2026. These sales and acquisitions constitute our core fleet expansion and renewal strategy. We believe that tanker fleet growth will reach historical lows in the coming years and maintaining a modern fleet among an aging global fleet during periods of high seaborne trade demand will result in sustainably strong fundamentals and higher asset values.”

About the Company

Performance Shipping Inc. is a global provider of shipping transportation services through its ownership of tanker vessels. The Company employs its fleet on spot voyages, through pool arrangements and on time charters.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include, but are not limited to, statements regarding our sales and acquisition strategy and our newbuilding contracts, and statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “will,” “may,” “should,” “expect,” “targets,” “likely,” “would,” “could,” “seeks,” “continue,” “possible,” “might,” “pending” and similar expressions, terms or phrases may identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including, without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs, or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include, but are not limited to: the strength of world economies, fluctuations in currencies and interest rates, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the tanker shipping industry, changes in the supply of vessels, changes in worldwide oil production and consumption and storage, changes in our operating expenses, including bunker prices, crew costs, drydocking and insurance costs, our future operating or financial results, availability of financing and refinancing including with respect to vessels we agree to acquire, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, the length and severity of epidemics and pandemics, including COVID-19, and their impact on the demand for seaborne transportation of petroleum and other types of products, changes in governmental rules and regulations or actions taken by regulatory authorities, general domestic and international political conditions or events, including “trade wars”, armed conflicts including the war in Ukraine and the war between Israel and Hamas, the imposition of new international sanctions, acts by terrorists or acts of piracy on ocean-going vessels, potential disruption of shipping routes due to accidents, labor disputes or political events, vessel breakdowns and instances of off-hires and other important factors. Please see our filings with the US Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.